WORLD HEALTH ENERGY HOLDINGS, INC.

WORLD HEALTH ENERGY HOLDINGS, INC.
1825 NW Corporate Blvd. Suite 110
Boca Raton, FL 33431

Re: Resignation from Officer Position

I, Uri Tadelis, voluntarily resign from my position as the Chief Executive Officer of World Health Energy Holdings (the "Company"), effective immediately. My resignation is not a result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices. Further, I have no differences or disputes with the Company, the Company's board of directors or any of any of the Company's officers or employees.

Date: October 09, 2018 By: ____________________
Uri Tadelis